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Exhibit 12

DIRECTV HOLDINGS LLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Year Ended December 31,					For Six Months Ended June 30,
	2003	2004	2005	2006	2007	2007	2008
	(Dollars in Millions)
Earnings
Income from continuing operations before income taxes and cumulative effect of accounting changes	$263	$(170)	$533	$2,195	$2,250	$1,225	$1,205
Fixed charges	220	236	273	289	284	144	146
Capitalized interest	(13)	(16)	(31)	(55)	(51)	(29)	(9)

Total earnings	$470	$50	$775	$2,429	$2,483	$1,340	$1,342
Fixed Charges
Interest expense	$209	$222	$258	$273	$267	$135	$138
Estimated interest portion of rental payments(a)	11	14	15	16	17	9	8

Total fixed charges	$220	$236	$273	$289	$284	$144	$146
Ratio of earnings to fixed charges	2.14	(b)	2.84	8.40	8.74	9.31	9.19

(a)
Interest expense was estimated by using one-third of total rental payments.

(b)
Fixed charges exceed earnings.

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  Exhibit 12